Exhibit 99.1

HUYA Inc. Reports First Quarter 2023 Unaudited Financial Results

GUANGZHOU, China, May 16, 2023 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights

•	Total net revenues for the first quarter of 2023 were RMB1,949.2 million (US$283.8 million), compared with RMB2,464.6 million for the same period of 2022.

•

Net income attributable to HUYA Inc. was RMB44.8 million (US$6.5 million) for the first quarter of 2023, compared with a net loss attributable to HUYA Inc. of RMB3.3 million for the same period of 2022.

•	Non-GAAP net income attributable to HUYA Inc.[1] was RMB85.5 million (US$12.5 million) for the first quarter of 2023, compared with RMB46.6 million for the same period of 2022.

•	Average mobile MAUs[2] of Huya Live for the first quarter of 2023 was 82.1 million, compared with 81.9 million for the same period of 2022.

•	Total number of paying users[3] of Huya Live for the first quarter of 2023 was 5.2 million, compared with 5.9 million for the same period of 2022.

“Against the backdrop of the usual low season for live streaming activities and an increase in users’ offline recreational pursuits, Huya Live’s mobile MAU reached 82.1 million in the first quarter of 2023, representing a slight year-over-year increase. Our appealing e-sports and entertainment program offerings along with our continued efforts to enhance our products with interactive features helped us sustain user engagement. We have been closely monitoring changes in the dynamic market environment and striving to quickly and flexibly refine our content and operational strategies to better meet users’ needs,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “As more game titles have been approved in China in recent months, we plan to diversify our operational activities and deepen cooperation with game companies to seize the opportunities brought by new game launches, further solidifying our position in the game live streaming market and increasing our presence in the game value chain.”

Ms. Ashley Xin Wu, Vice President of Finance of Huya, commented, “Our total net revenues for the first quarter of 2023 were approximately RMB1.9 billion amid the soft macro environment and seasonal headwinds. Nevertheless, alongside our stepped-up efforts to optimize costs, particularly content costs, our first quarter gross margin rebounded sequentially, nearly reaching its level in the same quarter last year. Meanwhile, we continued to improve operational efficiency, with total operating expenses in the first quarter of 2023 decreasing by 26.2% year-over-year. As a result, we were pleased to achieve a net income of RMB44.8 million for the quarter. Going forward, we aim to maintain our progress and pursue further gains in cost optimization and operational efficiency as we strengthen our financial foundation for the Company’s long-term development.”

[1]

“Non-GAAP net income attributable to HUYA Inc.” is defined as net income (loss) attributable to HUYA Inc. excluding (i) share-based compensation expenses, (ii) gain on fair value change of investments, net of income taxes, (iii) impairment loss of investments and (iv) loss on equity method investment, net of income taxes. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]	Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

First Quarter 2023 Financial Results

Total net revenues for the first quarter of 2023 were RMB1,949.2 million (US$283.8 million), compared with RMB2,464.6 million for the same period of 2022.

Live streaming revenues were RMB1,859.9 million (US$270.8 million) for the first quarter of 2023, compared with RMB2,151.7 million for the same period of 2022, primarily due to a decreased number of paying users on Huya Live, as the macro and regulatory environment continued to adversely affect the sentiment of the Company’s paying users.

Advertising and other revenues were RMB89.3 million (US$13.0 million) for the first quarter of 2023, compared with RMB312.8 million for the same period of 2022, primarily due to a significant decrease in content sub-licensing revenues, as well as soft demand for advertising services resulting from the challenging macro environment.

Cost of revenues decreased by 20.6% to RMB1,692.8 million (US$246.5 million) for the first quarter of 2023 from RMB2,131.0 million for the same period of 2022, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth costs.

Revenue sharing fees and content costs decreased by 17.6% to RMB1,490.2 million (US$217.0 million) for the first quarter of 2023 from RMB1,807.5 million for the same period of 2022, primarily due to the decrease in revenue sharing fees associated with the decline in live streaming revenues, and lower costs related to e-sports content as well as content creators.

Bandwidth costs decreased by 44.4% to RMB93.6 million (US$13.6 million) for the first quarter of 2023 from RMB168.3 million for the same period of 2022, primarily due to improved bandwidth cost management and continued technology enhancement efforts, as well as less overseas bandwidth usage as a result of the strategic adjustment in the Company’s overseas business to focus on key markets.

Gross profit was RMB256.5 million (US$37.3 million) for the first quarter of 2023, compared with RMB333.6 million for the same period of 2022, primarily due to lower revenues. Gross margin was 13.2% for the first quarter of 2023, compared with 13.5% for the same period of 2022.

Research and development expenses decreased by 22.3% to RMB152.4 million (US$22.2 million) for the first quarter of 2023 from RMB196.3 million for the same period of 2022, primarily due to decreased personnel-related expenses and share-based compensation expenses.

Sales and marketing expenses decreased by 37.1% to RMB91.2 million (US$13.3 million) for the first quarter of 2023 from RMB145.1 million for the same period of 2022, primarily due to decreased marketing and promotion fees, as well as personnel-related expenses.

General and administrative expenses decreased by 16.2% to RMB67.7 million (US$9.9 million) for the first quarter of 2023 from RMB80.8 million for the same period of 2022, primarily due to decreased personnel-related expenses and share-based compensation expenses.

Other income was RMB4.2 million (US$0.6 million) for the first quarter of 2023, compared with RMB28.3 million for the same period of 2022, primarily due to lower tax refunds and government subsidies.

Operating loss was RMB50.7 million (US$7.4 million) for the first quarter of 2023, compared with RMB60.2 million for the same period of 2022.

Interest and short-term investments income were RMB96.4 million (US$14.0 million) for the first quarter of 2023, compared with RMB59.2 million for the same period of 2022, primarily due to increased interest rates.

Net income attributable to HUYA Inc. was RMB44.8 million (US$6.5 million) for the first quarter of 2023, compared with a net loss attributable to HUYA Inc. of RMB3.3 million for the same period of 2022.

Non-GAAP net income attributable to HUYA Inc., which excludes share-based compensation expenses, was RMB85.5 million (US$12.5 million) for the first quarter of 2023, compared with RMB46.6 million for the same period of 2022, which excludes share-based compensation expenses and gain on fair value change of investments, net of income taxes.

Basic and diluted net income per American depositary share (“ADS”) were each RMB0.18 (US$0.03) for the first quarter of 2023. Basic and diluted net loss per ADS were each RMB0.01 for the first quarter of 2022. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net income per ADS were each RMB0.35 (US$0.05) for the first quarter of 2023. Non-GAAP basic and diluted net income per ADS were each RMB0.19 for the first quarter of 2022.

As of March 31, 2023, the Company had cash and cash equivalents, short-term deposits, short-term investments and long-term deposits of RMB10,347.6 million (US$1,506.7 million), compared with RMB10,749.2 million as of December 31, 2022.

Conference Call

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on May 16, 2023 (8:00 p.m. Beijing/Hong Kong time on May 16, 2023).

For participants who wish to join the call, please complete online registration using the link provided below 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BIe82fc192cd4a4b74b622d88c3abadcea

Once registration is complete, please dial in at least 10 minutes before the scheduled start time of the earnings call and enter the personal PIN as instructed to connect to the call.

A live webcast of the earnings call will be accessible at https://ir.huya.com and a replay of the webcast will be available following the session.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit (loss), non-GAAP operating loss, non-GAAP net income (loss) attributable to HUYA Inc., non-GAAP net income (loss) attributable to ordinary shareholders, non-GAAP basic and diluted net income (loss) per ordinary shares, and non-GAAP basic and diluted net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP gross profit (loss) is gross profit (loss) excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating loss is operating loss excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to HUYA Inc. is net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments, net of income taxes, and impairment loss of investments, to the extent applicable. Non-GAAP net income (loss) attributable to ordinary shareholders is net (loss) income attributable to ordinary shareholders excluding share-based compensation expenses, gain on fair value change of investments, net of income taxes, impairment loss of investments, and loss on equity method investment, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net income (loss) per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income (loss) per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) gain on fair value change of investments, net of income taxes, (iii) impairment loss of investments, and (iv) loss on equity method investment, net of income taxes, add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gain on fair value change of investments, net of income taxes, (iii) impairment loss of investments, and (iv) loss on equity method investment, net of income taxes, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss) income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	655,241	1,941,195	282,660
Restricted cash	4,050	16,246	2,366
Short-term deposits	9,018,298	7,829,206	1,140,021
Short-term investments	3,117	—	—
Accounts receivable, net	75,898	71,395	10,396
Amounts due from related parties, net	59,702	76,913	11,199
Prepayments and other current assets, net	637,225	570,130	83,017

Total current assets	10,453,531	10,505,085	1,529,659

Non-current assets
Long-term deposits	1,072,548	577,223	84,050
Investments	906,215	986,794	143,688
Property and equipment, net	200,893	221,694	32,281
Intangible assets, net	57,810	52,297	7,615
Right-of-use assets, net	345,136	335,349	48,831
Prepayments and other non-current assets	110,874	94,407	13,747

Total non-current assets	2,693,476	2,267,764	330,212

Total assets	13,147,007	12,772,849	1,859,871

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	22,517	29,264	4,261
Advances from customers and deferred revenue	445,620	417,409	60,779
Income taxes payable	28,924	30,110	4,384
Accrued liabilities and other current liabilities	1,592,455	1,278,894	186,223
Amounts due to related parties	81,814	60,754	8,846
Lease liabilities due within one year	29,801	23,006	3,350

Total current liabilities	2,201,131	1,839,437	267,843

Non-current liabilities
Lease liabilities	8,617	6,849	997
Deferred tax liabilities	20,533	20,533	2,990
Deferred revenue	73,354	69,394	10,105

Total non-current liabilities	102,504	96,776	14,092

Total liabilities	2,303,635	1,936,213	281,935

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2022	2023	2023
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2022 and March 31, 2023, respectively; 89,401,484 and 89,515,937 shares issued and outstanding as of December 31, 2022 and March 31, 2023, respectively)	60	60	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2022 and March 31, 2023, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2022 and March 31, 2023, respectively)	98	98	14
Additional paid-in capital	11,922,820	11,963,513	1,742,022
Statutory reserves	122,429	122,429	17,827
Accumulated deficit	(1,786,800)	(1,741,972)	(253,651)
Accumulated other comprehensive income	584,765	492,508	71,715

Total shareholders’ equity	10,843,372	10,836,636	1,577,936

Total liabilities and shareholders’ equity	13,147,007	12,772,849	1,859,871

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Net revenues
Live streaming	2,151,704	1,975,155	1,859,924	270,826
Advertising and others	312,847	127,038	89,318	13,006

Total net revenues	2,464,551	2,102,193	1,949,242	283,832

Cost of revenues(1)	(2,130,974)	(2,386,375)	(1,692,765)	(246,486)

Gross profit (loss)	333,577	(284,182)	256,477	37,346

Operating expenses(1)
Research and development expenses	(196,251)	(143,942)	(152,443)	(22,197)
Sales and marketing expenses	(145,065)	(113,249)	(91,235)	(13,285)
General and administrative expenses	(80,774)	(79,120)	(67,684)	(9,856)

Total operating expenses	(422,090)	(336,311)	(311,362)	(45,338)

Other income, net	28,278	43,797	4,176	608

Operating loss	(60,235)	(576,696)	(50,709)	(7,384)

Interest and short-term investments income	59,202	101,663	96,355	14,030
Gain on fair value change of investments	7,602	—	—	—
Impairment loss of investments	—	(55,201)	—	—
Foreign currency exchange (losses) gains, net	(64)	3,831	463	67

Income (loss) before income tax (expenses) benefits	6,505	(526,403)	46,109	6,713

Income tax (expenses) benefits	(9,401)	2,418	(1,281)	(187)

(Loss) income before share of loss in equity method investments, net of income taxes	(2,896)	(523,985)	44,828	6,526

Share of loss in equity method investments, net of income taxes	(418)	(414)	—	—

Net (loss) income attributable to HUYA Inc.	(3,314)	(524,399)	44,828	6,526

Net (loss) income attributable to ordinary shareholders	(3,314)	(524,399)	44,828	6,526

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Net (loss) income per ADS*
—Basic	(0.01)	(2.16)	0.18	0.03
—Diluted	(0.01)	(2.16)	0.18	0.03
Net (loss) income per ordinary share
—Basic	(0.01)	(2.16)	0.18	0.03
—Diluted	(0.01)	(2.16)	0.18	0.03
Weighted average number of ADS used in calculating net (loss) income per ADS
—Basic	239,746,395	242,506,902	242,786,352	242,786,352
—Diluted	239,746,395	242,506,902	246,437,853	246,437,853

* Each ADS represents one Class A ordinary share.

(1) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Cost of revenues	13,112	6,122	8,264	1,203
Research and development expenses	23,251	14,427	19,940	2,903
Sales and marketing expenses	1,644	1,077	1,227	179
General and administrative expenses	18,746	7,200	11,262	1,640

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Gross profit (loss)	333,577	(284,182)	256,477	37,346
Share-based compensation expenses allocated in cost of revenues	13,112	6,122	8,264	1,203

Non-GAAP gross profit (loss)	346,689	(278,060)	264,741	38,549

Operating loss	(60,235)	(576,696)	(50,709)	(7,384)
Share-based compensation expenses	56,753	28,826	40,693	5,925

Non-GAAP operating loss	(3,482)	(547,870)	(10,016)	(1,459)

Net (loss) income attributable to HUYA Inc.	(3,314)	(524,399)	44,828	6,526
Gain on fair value change of investments, net of income taxes	(6,842)	—	—	—
Impairment loss of investments	—	55,201	—	—
Loss on equity method investment, net of income taxes	—	414	—	—
Share-based compensation expenses	56,753	28,826	40,693	5,925

Non-GAAP net income (loss) attributable to HUYA Inc.	46,597	(439,958)	85,521	12,451

Net (loss) income attributable to ordinary shareholders	(3,314)	(524,399)	44,828	6,526
Gain on fair value change of investments, net of income taxes	(6,842)	—	—	—
Impairment loss of investments	—	55,201	—	—
Loss on equity method investment, net of income taxes	—	414	—	—
Share-based compensation expenses	56,753	28,826	40,693	5,925

Non-GAAP net income (loss) attributable to ordinary shareholders	46,597	(439,958)	85,521	12,451

Non-GAAP net income (loss) per ordinary share
—Basic	0.19	(1.81)	0.35	0.05
—Diluted	0.19	(1.81)	0.35	0.05
Non-GAAP net income (loss) per ADS
—Basic	0.19	(1.81)	0.35	0.05
—Diluted	0.19	(1.81)	0.35	0.05
Weighted average number of ADS used in calculating Non-GAAP net income (loss) per ADS
—Basic	239,746,395	242,506,902	242,786,352	242,786,352
—Diluted	241,014,680	242,506,902	246,437,853	246,437,853